Filed by First Majestic Silver Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Gatos Silver, Inc. (Commission File No. 001-39649) Corporate Presentation September 2024 TSX | AG NYSE | AG FSE | FMV

CAUTIONARY DISCLAIMER Certain statements contained herein regarding First Majestic Silver Corp. (the “Company”) and its operations constitute extreme weather events, as well as those factors discussed in the section entitled Description of the Business - Risk Factors in “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Company’s Annual Information Form for the year ended December 31, 2023, available on www.sedarplus.ca, and as an the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such exhibit to its most recently filed Form 40-F on file with the United States Securities and Exchange Commission in Washington, sections and other applicable laws and “forward-looking information” under applicable Canadian securities laws (collectively, D.C., which is available on EDGAR at www.sec.gov/edgar or on First Majestic’s website. Although the Company has attempted “forward-looking statements”). These statements relate to future events or the future performance, business prospects or to identify important factors that could cause actual results to differ materially from those contained in forward-looking opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determinable and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company assumptions of management of the Company made in good faith in light of management’s experience and perception of believes that the expectations reflected in these forward-looking statements are reasonable, however there can be no historical trends, current conditions and expected future developments. Forward-looking statements include, but are not assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those limited to, statements with respect to: closing of the transaction (the “Transaction”) with Gatos Silver, Inc. (“Gatos”) and the anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These terms and timing related thereto, expected free cash flow from Gatos, expected value creation for shareholders, the future statements speak only as of the date hereof. The Company does not undertake to update any forward-looking statements that price of silver and other metals, the global supply and market for precious metals, revenue, the estimation of mineral reserves are incorporated by reference herein, except in accordance with applicable securities laws. and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, life of mine The Company notes that changes in climate conditions could adversely affect the business and operations through shifting estimates, recovery rates, costs of production (including cash costs and all-in sustaining costs), capital expenditures, margin weather patterns, environmental incidents, and extreme weather events. This can include changes in snow and precipitation estimates, costs and timing of the development of new deposits, exploration programs, the timing and payment of dividends, levels, extreme temperatures, changing sea levels and other weather events which can result in frozen conditions, flooding, timing and possible outcome of pending litigation and tax claims, the market for the Company’s shares and the Company’s droughts, or fires. Such conditions could directly or indirectly impact our operations by affecting the safety of our staff and the ESG score performance. Assumptions may prove to be incorrect and actual results may differ materially from those communities in which we operate, disrupting safe access to sites, damaging facilities and equipment, disrupting energy and anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance water supply, creating labor and material shortages and can cause supply chain interruptions. There is no assurance that the upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations Company will be able to successfully anticipate, respond to or manage risks associated with severe climate conditions. Any upon which they are placed will occur. such disruptions could have an adverse effect on the Company’s operations, production, and financial results. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as plans , expects or does not expect , is expected , budget , scheduled , estimates , forecasts , intends , anticipates or does not Certain Technical Information anticipate , or believes , or variations of such words and phrases or state that certain actions, events or results may , could , Scientific and technical information regarding Gatos, its direct and indirect subsidiaries and affiliates and their respective would , might or will be taken , occur or be achieved . Actual results may vary from forward-looking statements. Forward- businesses and properties are derived from disclosure documents publicly filed by Gatos including Gatos’ Annual Report on looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual Form 10-K for the year ended December 31, 2023, filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to results, level of activity, performance or achievements of the Company to be materially different from those expressed or such annual report filed with the SEC on May 6, 2024, at www.sec.gov/edgar. (the “Gatos Annual Report”) and the technical implied by such forward looking statements, including but not limited to: satisfaction and waiver of all applicable closing report entitled “Mineral Resource and Mineral Reserve Update, Los Gatos Joint Venture, Chihuahua Mexico” dated October 20, conditions for the Transaction on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock 2023 (the “Gatos Technical Report”), each of which are available on EDGAR at www.sec.gov/edgar or on SEDAR+ at exchange and regulatory approvals or consents and lack of material changes with respect to the Company and Gatos and www.sedarplus.com. The Gatos Technical Report was reviewed on behalf of the Company by Gonzalo Mercado, P.Geo. Internal their respective businesses; the timing of the closing of the Transaction and the failure of the Transaction to close for any QP for the Company. To the best of the Company’s knowledge, information and belief as of the date hereof there is no new reason; the outcome of any legal proceedings; unanticipated difficulties or expenditures relating to the Transaction; risks material scientific and technical information that would make disclosure of the mineral resources or reserves inaccurate or relating to the value of the consideration to be issued in connection with the Transaction; the diversion of management time misleading. The Company is not affirming or adopting any statements or reports attributed to Gatos (including prior mineral on pending Transaction-related issues; risks related to the integration of acquisitions; risks related to international operations; reserve and resource declaration) in this presentation or made by Gatos outside of this presentation. risks related to joint venture operations; fluctuations in security markets; the duration and effects of the COVID-19, and any other pandemics on operations and workforce, and the effects on global economies and society; general economic conditions Non-GAAP Financial Measures including inflation risks; actual results of current exploration activities; actual results of current reclamation activities; This presentation includes reference to certain financial measures which are not standardized measures under the Company’s reclamation expenses; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; financial reporting framework. These measures include all-in sustaining costs (or “AISC”) per silver equivalent ounce, cash costs commodity prices; future demand for and prices of metals; possible variations in ore reserves, grade or recovery rates; actual per silver equivalent ounce and free cash flow. The Company believes that these measures, together with measures performance and possible failure of plant, equipment or processes to operate as anticipated; availability of sufficient water for determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the operating purposes; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any approvals or financing or in the completion of development or construction activities, changes in national and local standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by government, legislation, taxation, controls, regulations and political or economic developments; operating or technical other companies. The data is intended to provide additional information and should not be considered in isolation or as a difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners Company’s most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; www.sec.gov/edgar. Information regarding such measures with respect to Gatos, its direct and indirect subsidiaries and and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in affiliates and their respective businesses and properties are derived from disclosure documents publicly filed by Gatos Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and including the Gatos Annual Report. For a complete description of how Gatos calculates such measures with respect to the Los increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, Gatos mine and a reconciliation of certain measures to US GAAP terms, please see “Non-GAAP Measures” in the Gatos Annual including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities Report. The Company is not affirming or adopting any statements or reports attributed to Gatos regarding such measures in or grades of mineral reserves as properties are mined; the Company’s title to properties, changes in climate conditions and this presentation or made by Gatos outside of this presentation. 2 TSX | AG NYSE | AG FSE | FMV

CAUTIONARY DISCLAIMER Important Information for Investors and Shareholders about the Transaction and Where to Find It This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of First Majestic or Gatos or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of First Majestic or Gatos in any jurisdiction in contravention of applicable law. This presentation may be deemed to be soliciting material relating to the transaction. In connection with the proposed transaction between First Majestic and Gatos pursuant to the Definitive Agreement and subject to future developments, First Majestic will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that is expected to include a Proxy Statement of Gatos that will also constitute a Prospectus of First Majestic (the “Proxy Statement/Prospectus”) and other documents. First Majestic will also file a management proxy circular in connection with the transaction with applicable Canadian securities regulatory authorities. This presentation is not a substitute for any registration statement, proxy statement, prospectus or other document First Majestic or Gatos may file with the SEC or Canadian securities regulatory authorities in connection with the pending Transaction. Gatos plans to mail to the Gatos stockholders the definitive Proxy Statement/Prospectus in connection with the transaction and First Majestic will deliver its proxy circular to First Majestic shareholders. INVESTORS AND SECURITY HOLDERS OF GATOS AND FIRST MAJESTIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, RESPECTIVELY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MAJESTIC, GATOS, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available), the filings with the SEC that will be incorporated by reference into the Proxy Statement/Prospectus and other documents filed with the SEC by First Majestic and Gatos containing important information about First Majestic or Gatos and the Transaction through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the management proxy circular and other documents filed with Canadian securities regulatory authorities by First Majestic, through the website maintained by the Canadian Securities Administrators at www.sedarplus.com. In addition, investors and security holders will be able to obtain free copies of the documents filed by First Majestic with the SEC and Canadian securities regulatory authorities on First Majestic’s website at www.firstmajestic.com or by contacting First Majestic’s investor relations team. Copies of the documents filed with the SEC by Gatos will be available free of charge on Gatos’s website or by contacting Gatos’ investor relations team. Participants in the Merger Solicitation First Majestic, Gatos and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of First Majestic and the stockholders of Gatos in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above and other relevant documents when it is filed with the SEC and Canadian securities regulatory authorities in connection with the transaction. Additional information regarding First Majestic’s directors and executive officers is also included in First Majestic’s Notice of Annual Meeting of Shareholders and 2024 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2024, and information regarding Gatos’s directors and executive officers is also included in Gatos’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 and Gatos’ 2024 Proxy Statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2024. These documents are available free of charge as described above. 3 TSX | AG NYSE | AG FSE | FMV

Mine Production Mined Silver Production Vs. Silver Demand Silver is critical due to its unique properties, Current silver to gold 1300 making substitution mine supply ratio 7:1 nearly impossible 1100 900 82% of forecasted annual Silver is the single silver supply is sourced most electrically from mining, 18% is 700 conductive metal sourced from recycling 500 Forecasted annual 2024F demand by usages: 300 silver consumption is 61% industrial fabrication ~1,219M ounces 17% coins & bars compared to annual Source: Metals Focus 17% jewelry 100 mine production of ~ 5% silverware 2014 2016 2018 2020 2022 2024F 824M ounces Mine Production Recycling Silver Demand Source: Metals Focus Source: Metals Focus 4 TSX | AG NYSE | AG FSE | FMV Silver Moz Silver

ABOUT THE COMPANY Multi Leverage Asset Goal to Silver Producer ~50% of revenue from Three doré-producing Become the World’s Largest Silver (50% Gold) underground mines in Mexico Primary Silver Producer North Bullion American Producer Assets First Mint >245,000 Ha of mining Own and produce .999+ claims in two premier bullion at our minting mining jurisdictions – facility, First Mint, LLC Mexico and Nevada 5 TSX | AG NYSE | AG FSE | FMV

Sustainalytics • ESG Risk Rating improved by 39% year over year. High • As of Q2 2024 our score of 30.6 is in the top 40% industry performance. Medium S&P Global Low • 2023 Corporate Sustainability Assessment ESG Negligible score improved to 31, above the Metals & Mining industry average for the first time. ISS ESG • As of Q2 2024, both our environment and social 31 scores are in the top 40% of mining industry 25 performance. 20 17 • We achieved placement in the best 10% for the environment sub-topics of “natural resources” and “waste and toxicity”, as well as the social sub-topics of “Labor, Health and Safety” and Industry Average “Product Safety, Quality, and Brand” 2020 2021 2022 2023 2024E 6 TSX | AG NYSE | AG FSE | FMV Sustainalytics S&P Global Measure of performance Measure of risk

FIRST MAJESTIC SILVER ANNOUNCES AGREEMENT TO ACQUIRE GATOS SILVER IN ALL-SHARE DEAL WORTH ~US$970M • The transaction is value is based on the fixed exchange ratio of 2.550 First Majestic Shares per Gatos Share (US$13.49 per share at time of announcement) implying total equity value for Gatos of ~US$970M • The transaction has been approved by the Board of Directors of First Majestic and Gatos • The transaction is anticipated to close in January 2025 and is subject to: • The approval of at least 50%+1 of First Majestic shareholder votes cast and 50%+1 of outstanding Gatos Shares • Receipt of any required regulatory approvals, including clearance from Mexican anti-trust authorities 7 TSX | AG NYSE | AG FSE | FMV

TRANSACTION HIGHLIGHTS Consolidates three world-class, producing silver mining districts in Mexico under one banner 1 • Cerro Los Gatos (CLG), San Dimas and Santa Elena collectively provide the foundation of a diversified, intermediate primary silver producer Enhances production profile with strong margins 2 (1) • Combined annual production of 30-32 Moz AgEq, including 15-16 Moz Ag at all-in sustaining costs of US$18.00-US$20.00/oz AgEq Bolsters free cash flow generation 3 (2) • Gatos expected to immediately contribute annual free cash flow of ~US$70M to the combined entity Leverages a highly experienced combined team with a strong track record of value creation in Mexico 4 • Over 20 years of experience operating in Mexico, with an emphasis on socially responsible mining, community engagement and value creation Maintains peer-leading exposure to silver 5 (3) • Over 50% of pro forma revenue derived from silver compared to an average of ~30% for intermediate silver producing peers Creates a 350,000 ha highly prospective land package which has yielded a history of exploration success 6 • Cerro Los Gatos contributes 103,000 ha of unencumbered and underexplored land with significant new discovery potential Results in a larger company with a strengthened balance sheet, leading trading liquidity and improved capital markets profile 7 • Pro forma market cap approaching US$3B, average daily trading liquidity of ~US$49M, and well-positioned to deliver increased shareholder value Realizes meaningful synergies 8• Corporate cost savings, supply chain and procurement efficiencies, cross-pollination of expertise, and acceleration/optimization of internal projects and exploration programs all expected to deliver meaningful value creation for all shareholders Source: Capital IQ, Corporate disclosure (1) Based on First Majestic and Gatos 2024 production guidance, adjusted for First Majestic metal price assumptions and shown on an attributable basis. All-in-sustaining costs or “AISC” are non-GAAP (2) measures. For further information regarding such measures please refer to each companies’ respective separate public disclosure. Based on analyst consensus estimates for 2024. Free cash flow is a non- 8 (3) GAAP measure. For further information regarding such measure please refer to each companies’ respective separate public disclosure. Based on mid-point of silver production guidance divided by silver TSX | AG NYSE | AG FSE | FMV equivalent production guidance.

TRANSACTION SUMMARY PROPOSED TRANSACTION• First Majestic to acquire all of the issued and outstanding common shares of Gatos • Fixed exchange ratio of 2.550 First Majestic Shares per Gatos Share • Represents an offer price of US$13.49 per Gatos Share, which implies a premium of 16% based on the closing prices of the First CONSIDERATION Majestic Shares and Gatos Shares on the NYSE on September 4, 2024, a premium of 16% based on each company’s 20-day VWAP ending September 4, 2024 • Implies a total equity value for Gatos of approximately US$970M • Pro forma ownership of 62% for current First Majestic shareholders and 38% for current Gatos shareholders OWNERSHIP • The Electrum Group LLC will own approximately 12% of the pro forma entity • Directors and officers of each of First Majestic and Gatos have agreed to vote their shares in favour of the Proposed Transaction SHAREHOLDER SUPPORT AGREEMENTS • The Electrum Group LLC has entered into a voting support agreement, representing approximately 32% of Gatos Shares • Customary non-solicitation provisions, subject to “fiduciary out” in the event of a “superior proposal” and “intervening event” DEAL PROTECTION• Right to match any Superior Proposal (four business days, reduced to two business days for amended offers) • Termination fees of US$46M payable by First Majestic and US$28M payable by Gatos in certain circumstances • Transaction has been approved by the boards of First Majestic and Gatos • Subject to approval of at least 50%+1 of First Majestic shareholder votes cast and 50%+1 of outstanding Gatos Shares APPROVALS AND KEY CONDITIONS • Receipt of any required regulatory approvals, including clearance from Mexican anti-trust authorities • No material adverse change • Shareholder meetings expected to be held before the end of 2024 PROPOSED TIMING • Closing expected in calendar Q1 2025 (Outside Date of April 30, 2025) 9 Source: Bloomberg, Capital IQ, Corporate disclosure TSX | AG NYSE | AG FSE | FMV

Benefits to First Majestic Shareholders Adds a third cornerstone, long-life, low-cost, producing underground mine with exploration potential to the First Majestic portfolio (1) Bolsters anticipated annual attributable production by approximately 6 Moz Ag and 9 Moz AgEq Cerro Los Gatos generates significant free cash flow and enhances portfolio diversification Accretive on all key metrics including NAV, cash flow, production, and Mineral Reserves to First Majestic shareholders Builds upon First Majestic's strengths in Mexico and underground mining expertise Enhances scale and capital markets presence, and solidifies position as an intermediate primary silver producer Adds concessions covering approximately 103,000 hectares of unencumbered (no material royalties or streams) land at Cerro Los Gatos, with significant exploration potential and supported by a large base of Mineral Reserves and Resources 10 Source: Corporate disclosure TSX | AG NYSE | AG FSE | FMV (1) Cerro Los Gatos production estimates based on 2024 guidance

THREE WORLD-CLASS SILVER Producing Assets Cerro Los Gatos (70%) Ag Au Zn Pb Cu Chihuahua, Mexico MINING DISTRICTS WITH A (1)(2) 2024E Production: 13.5 – 15.0 Moz AgEq MASSIVE 350,000-HECTARE (2) 2024E AISC: US$14.00 – $16.00 / oz AgEq LAND PACKAGE La Encantada Ag Coahuila, Mexico 2024E Production: 2.4 – 2.5 Moz AgEq 2024E AISC: US$26.17 – $27.18 / oz AgEq Del Toro Ag Zacatecas, Mexico Care & Maintenance British Columbia, Canada Durango Santa Elena Ag Au Sonora, Mexico 2024E Production: 9.2 – 9.6 Moz AgEq 2024E AISC: US$15.25 – $15.64 / oz AgEq Mexico City First Mint Facility Ag Au San Dimas Nevada, USA Durango, Mexico 2024E Production: 9.8 – 10.4 Moz AgEq Ag San Martin Jerritt Canyon Au 2024E AISC: US$18.69 – $19.45 / oz AgEq Jalisco, Mexico Nevada, USA Care & Maintenance Care & Maintenance Source: Corporate disclosure 11 TSX | AG NYSE | AG FSE | FMV (1) (2) Cerro Los Gatos production shown on a 100% basis. Cerro Los Gatos production and AISC estimates based on 2024 guidance

A TIER 1 SILVER MINE WITH ROBUST EXPLORATION UPSIDE Asset Key Stats OWNERSHIP▪ 70% Gatos | 30% Dowa Metals & Mining MINE TYPE▪ Underground (1) SILVER PURITY▪ 64% THROUGHPUT▪ Ramping up to +3,500 tpd ▪ 7 years based on currently defined Reserves with MINE LIFE significant opportunities to extend mine life (2) 2024 GUIDANCE PRODUCTION▪ 13.5 – 15.0 Moz AgEq (8.4 – 9.2 Moz Ag) 2024 GUIDANCE AISC▪ US$14.00 - $16.00/oz AgEq PRODUCES▪ High Ag-bearing Pb and Zn Concentrates • CLG is a sizeable, low-cost producing silver asset with robust exploration and development potential, operating since 2019 Production Stats (Actual – 100% Basis) • Key position in an established silver district FULL YEAR Q1 2024 Q2 2024 • Over 103,000 hectares of mineral rights in Chihuahua State, 2023 representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones AG PRODUCTION (MOZ) 9.2 Moz 2.4 Moz 2.3 Moz • 70% owned district, with modern, mechanized underground AGEQ PRODUCTION (MOZ) 14.3 Moz 3.7 Moz 3.9 Moz operation AISC (US$/OZ) $15.51 $14.36 $15.26 • Strong JV partner, Japan’s Dowa Metals & Mining Co., Ltd (30%) 12 Source: Corporate disclosure TSX | AG NYSE | AG FSE | FMV (1) (2) Calculated as 2023 Ag production as a % of 2023 AgEq production. Shown on a 100% basis

LARGE SCALE, LOW-COST AND HIGH-MARGIN CLG is One of the Largest Primary Silver Mines Globally Comparative Advantages of CLG 2023A AgEq Production (Moz) 2023A Ag Production (Moz) ▪ High-grade primary silver deposit with substantial by-products 23.5 23.3 23.0 21.7 ▪ Deposit geometry and vein width allows for 19.1 efficient, mechanized mining methods 14.4 14.3 ▪ Modern, well-capitalized mine, mill and 12.8 11.9 surface facilities 10.3 9.6 ▪ Proven operating team that continues to 16.8 13.3 12.8 optimize the asset and elevate targets 12.1 9.7 9.7 9.2 6.6 6.4 5.7 1.2▪ Attractive AISC versus comparable primary silver operations Saucito Juanicipio Fresnillo Greens Creek San Julian Palmarejo CLG San Dimas Pirquitas Las Chispas Santa Elena (Fresnillo) (56% Fresnillo (Fresnillo) (Hecla) (Fresnillo) (Coeur) (70% Gatos / (First Majestic) (SSR) (SilverCrest) (First Majestic) ▪ Stable free cash flow generation / 44% MAG) 30% Dowa) ▪ Significant asset upside and district potential CLG is One of the Lowest-Cost Silver Mines Currently in Operation (1) (1) 2023 By-Product AISC (US$/oz Ag) 2023 Co-Product AISC (US$/oz AgEq) Peer High $25 Peer High $25 $20 $20 $15 $15 $10 $10 $15.51 Peer Peer $14.73 $11.33 $5 $5 $8.42 Average Average -- -- (2) (3) 4 Peers Gatos Gatos 3 Peers Gatos Gatos (H1'24) (H1'24) Source: Capital IQ, Corporate disclosure (1) (2) 13 Peer AISC figures are based on full-year 2023 reporting; peer costs include both silver and gold operations to reflect the cost base of the operating portfolios. Peers reporting on a by-product AISC TSX | AG NYSE | AG FSE | FMV (3) basis include Hecla, Coeur, MAG and Endeavour Silver. Peers reporting on a co-product AISC basis include First Majestic (pre-transaction), Fresnillo, and SilverCrest

(1) (3) % of Revenue from Silver (2024E) Gross Margins (H1 2024A) Sector Top of peer set on leading silver gross margins purity (2) (4) Silver and Silver-Equivalent Production (2024E) Free Cash Flow (2025E) Ag Production (Moz) AgEq Production (Moz) Up-tiers on Significant FCF silver generation production Source: Capital IQ, Corporate disclosure (1) (2) (3) 14 Mid-point of silver production guidance divided by silver equivalent production guidance. Based on latest management guidance. Calculated as Cost of Sales as a % of Revenue from respective TSX | AG NYSE | AG FSE | FMV (4) peer income statements, before depreciation. Based on analyst consensus

2024E Operational Guidance Mill Throughput: 2,650 tpd 9.2M – 9.6M AgEq oz Production: (1.3M – 1.4M Ag oz + 94K - 99K Au oz ) AISC: $15.25 – $15.64 Produces: 100% Doré QUARTER END Full Year 2023 Q2 2024 Q1 2024 Q2 2023 Silver production (oz) 376,947 355,205 142,037 1,176,591 • Continued strong metallurgical recoveries due to the operational optimization of the new dual circuit plant. Silver eqv. production (oz) 2,580,497 2,280,739 1,788,596 9,571,792 • Exploration drilling focused in the search of a new mineralized Silver grade (g/t) 69 72 39 64 vein. Gold grade (g/t) 3.52 3.16 3.12 3.77 • Upgraded the LNG facility to 24MW (from 12MW) to power the Ermitaño mine and dual-circuit processing plant. Cash costs / oz ($US) $12.25 $12.13 $14.45 $11.87 • Certified ISO 9001 Assay Lab on site, increasing reliability as well All-in Sustaining cost / oz ($US) $15.07 $14.70 $18.00 $14.83 as reducing costs and allowing for faster assay turnaround times. 15 TSX | AG NYSE | AG FSE | FMV

Exploration Upside • Large land package of • Currently drilling multiple Las Chispas mining claims covering prospective veins within a 102,244 hectares. 10km radius of the processing plant and • New discovery made at drilling at Los Hernandez. P&P: 38.2M AgEq oz @ 468 g/t AgEq Ermitaño in late 2016. M&I: 52.0M AgEq oz @ 564g/t AgEq Inferred: 41.2M AgEq oz @ 449 g/t AgEq Santa Elena Processing Plant Vein outcropping at Ermitaño 16 TSX | AG NYSE | AG FSE | FMV

DRILLING FOCUSED ON TESTING CONTINUITY, EXTENT & GRADE OF NAVIDAD’S MINERALIZATION IN H2 2024 Ermitaño-Navidad Ermitaño-Splay Ermitaño-Luna Ermitaño-Central W E Mined YE 2023 The Navidad Vein System: New High-Grade EW-23-364 Gold and Silver Discovery 8.15 g/t Au and 427 g/t Ag (July 2024) over 4.78 m (1079 AgEq) OPEN EW-24-368 54.93 g/t Au and 399 g/t Ag EW-24-370 EW-24-367 over 1.82 m (4794 AgEq) (No vein) 10.13 g/t Au and 86 g/t Ag over 4.42 m (896 AgEq) EW-23-366 1.4 g/t Au and 124 g/t Ag EW-24-371 EW-24-374 over 2.85 m (236 AgEq) EW-24-372 EW-24-373 EW-23-360 EW-23-359 3.48 g/t Au and 74 g/t Ag 3.27 g/t Au and 39 g/t Ag over 2.39 m (353 AgEq) over 2.46 m (301 AgEq) 17 TSX | AG NYSE | AG FSE | FMV

2024E Operational Guidance Mill Throughput: 2,300 tpd 9.8M – 10.4M AgEq oz Production: (5.2M – 5.5M Ag oz + 56K – 59K Au oz) AISC: $18.69 – $19.45 Produces: 100% Doré QUARTER END Full Year 2023 Q2 2024 Q1 2024 Q2 2023 Silver production (oz) 1,141,906 1,163,792 1,690,831 6,355,308 • Over 50% of the power requirements provided by environmentally clean, low-cost hydroelectric power. Silver eqv. production (oz) 2,114,072 2,364,875 3,372,418 12,789,920 • Focused on improvements in dilution control from long hole Silver grade (g/t) 210 220 245 240 stoping and cut and fill in order to increase head grades. • 2024 exploration budget is the largest since asset Gold grade (g/t) 2.15 2.45 2.92 2.85 acquisition. The focus is on the West Block“, where several Cash costs / oz ($US) $16.66 $15.81 $12.07 $12.51 of the districts most prominent producers are trending in this direction. All-in Sustaining cost / oz ($US) $21.78 $20.49 $15.89 $16.48 18 TSX | AG NYSE | AG FSE | FMV

2024 Exploration Highlights: • First reported mining in the • Considered to be one of the • PE24_309: 10.87 g/t Au and 1,034 g/t San Dimas district in 1757 – most significant precious Ag over 7.88m over 250 years ago. metal mining districts in • SIN24_092: 39.28 g/t Au and 1,905 g/t Ag over 1.76m. Mexico. • Historic district production estimated at 11.1M Au oz & • Land package of mining 756M Ag oz. claims covering 71,867 hectares. • Over 500 km of underground development. Processing Mill Current Mining & Development Areas 19 TSX | AG NYSE | AG FSE | FMV

2024E Operational Guidance Mill Throughput: 2,700 tpd Production: 2.4M – 2.5M Ag oz AISC: $26.17 – $27.18 Produces: 100% Doré QUARTER END Full Year 2023 Q2 2024 Q1 2024 Q2 2023 Silver production (oz) 585,329 456,179 800,543 2,718,856 • Natural gas generators currently supplying 90% of power requirements. Silver eqv. production (oz) 589,060 459,110 806,789 2,745,622 • Optimizing costs and improving efficiencies. Silver grade (g/t) 129 123 127 121 • Ramping up throughput at the mill to budgeted rates in H2 Cash costs / oz ($US) $23.69 $25.22 $16.90 $20.05 2024. All-in Sustaining cost / oz ($US) $27.87 $31.64 $19.83 $24.28 20 TSX | AG NYSE | AG FSE | FMV

FIRST, WE MINE. THEN WE MINT. • Located in Nevada, United States. • Commenced producing bullion in Q1 2024. • Production led by industry veterans with over 20 years of experience working at two of the largest mints in North America. • High efficiency production allows the mint to produce over 10% of the Company’s production from our Mexican operations. • Eliminating the middleman by vertically integrating the minting process and controlling the supply chain while capitalizing on the strong investment demand for physical silver and above average premiums. • State-of-the-art machines require less electricity and release no gas emissions compared to the traditional minting processes. 21 TSX | AG NYSE | AG FSE | FMV

• Closing and integrating Gatos Silver into the First Majestic portfolio. • Ongoing exploration activities, mine plan optimization and processing plant improvements planned at Jerritt Canyon. • Continued improvements in metallurgical recoveries through implementation of fine grinding and other R&D. • Over 210,000 m of exploration planned in 2024 - West, Central & Sinaloa blocks, Los Hernandez, Ermitaño, Navidad & Jerritt Canyon. • Santa Elena’s new high-grade discovery, Navidad (July 30, 2024): • EW-24-364: 8.2 g/t Au and 427 g/t Ag over 4.78 m Santa Elena’s 24MW LNG Power Plant • EW-24-370: 10.1 g/t Au and 86 g/t Ag over 4.42 m • Higher Silver Prices!! 22 TSX | AG NYSE | AG FSE | FMV

Available Liquidity • $269.7M cash on hand, including $117.5M of Restricted Cash. • Total Working Capital of $229.9M inclusive of $58.4M of Marketable Securities, including: • 5% interest in Metalla Royalty & Streaming; Revolving • 45% interest in Sierra Madre Gold & Silver; • 36% interest in Silver Storm Mining. Credit Working Available Facility • Revolving Credit Facility of $175.0M ($124.6M Capital undrawn). Liquidity (Undrawn) $171.5M • Senior Convertible Debenture @ 0.375% in the $124.6M $354.5M amount of $204.2M. Marketable Securities $58.4M The above liquidity is exclusive of • All amounts shown are in US dollars $117.5 million in restricted cash. • As of 06/30/24 23 TSX | AG NYSE | AG FSE | FMV

Capital Structure Research Coverage Bank of Montreal Scotiabank Market Capitalization: $1.45B USD / $1.97B CDN Cormark Securities Shares Outstanding: 298M (FD 308M) Toronto Dominion 3M Avg. Daily Volume (NYSE & TSX): 7.1M Shares; ~$41M daily liquidity H.C. Wainwright National Bank Financial Share Price: $5.17 USD / $7.02 CDN TheGoldAdvisor.com 52 Week Low/High: $4.17 / $8.42 | $5.67 CDN / $11.58 CDN • As of 09/11/24 *All amounts are in U.S. dollars unless stated otherwise. 2% Top Shareholders % S/O Van Eck (GDXJ & GDX) 9.6% The Vanguard Group 3.6% 39% Mirae Asset Global Investments 2.7% 59% Tidal Investments LLC 2.0% ETF Managers Group 1.9% Keith Neumeyer (President & CEO) 1.4% Dimensional Fund Advisors 1.1% Citadel Advisors 0.7% Voloridge Investment Management 0.7% IPConcept Luxemburg SA 0.7% Institutional Retail Insiders Management • As of 09/11/24 24 TSX | AG NYSE | AG FSE | FMV

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s revenues. The Q2 2024 cash dividend of $0.0046 per share was paid to holders of record of First Majestic as of the close of business on August 16, 2024, and was distributed on or about August 30, 2024. 25 TSX | AG NYSE | AG FSE | FMV

Denver Gold Forum Colorado Springs, CO September 16, 2024 First Majestic Silver Corp. 1800 - 925 West Georgia Street Vancouver, British Columbia, Canada V6C3L2 Email: info@firstmajestic.com Tel: 604.688.3033 Fax: 604.639.8873 North American Toll-Free: 1.866.529.2807 Bullion Sales Email: customersupport@firstmajestic.com Email: customersupport@firstmint.com